UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)

ACRE Realty Investors Inc.

(Name of Issuer)

Common Stock, $0.01 Par Value

(Title of Class of Securities)

00489F 106

(CUSIP Number)

Charles S. Roberts

375 Northridge Road, Suite 330

Atlanta, Georgia 30350

(770) 394-6000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

March 10, 2015

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.      ☐

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SCHEDULE 13D/A

CUSIP No. 00489F 106

1	NAMES OF REPORTING PERSONS Charles S. Roberts

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (See Instructions) PF

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 4,286,719 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 4,286,719 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,286,719 (See Item 5)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.4% (See Item 5)

14	TYPE OF REPORTING PERSON (See Instructions) IN

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The Schedule 13D filed on June 24, 2005 by Charles S. Roberts, as amended from time to time, relating to the common stock, par value $0.01 per share (“Common Stock”), of ACRE Realty Investors Inc., a Georgia corporation formerly known as Roberts Realty Investors, Inc. (“Issuer” or the “Company”), is hereby amended and supplemented as set forth below by this Amendment No. 11 to the Schedule 13D.

Item 5.      Interest in Securities of the Issuer.

(a)      The table below provides the aggregate number and percentage of the class of securities identified under Item 1 that Mr. Roberts beneficially owns. The Issuer conducts business through ACRE Realty LP, a Georgia limited partnership formerly known as Roberts Properties Residential, L.P. (the “operating partnership”). Except as noted in footnote (2) below, Mr. Roberts owns all of the shares of Common Stock and units of limited partnership interest in the operating partnership (“units”) directly. The Number of Shares Beneficially Owned column in the table below includes the shares of Common Stock owned by Mr. Roberts but does not include shares he may acquire by exchanging units for shares of Common Stock as explained in the following paragraph. The Number of Shares Underlying Units Beneficially Owned column in the table reflects all shares that he has the right to acquire by exchanging units for shares.

Holders of units (“unitholders”) generally have the right to require the operating partnership to redeem their units. A unitholder who submits units for redemption will receive, at the Issuer’s election, either (a) 1.647 shares of Common Stock for each unit submitted for redemption (the “Conversion Factor”), or (b) cash for those units at their fair market value, based upon the then current trading price of the Common Stock. The Issuer has adopted a policy of issuing shares of Common Stock in exchange for units that are submitted for redemption.

Name of Beneficial Owner	Number of Shares Beneficially Owned		Number of Shares Underlying Units Beneficially Owned	Total	Percent of Class(1)

Charles S. Roberts	4,286,719	(2)	0	4,286,719	21.4%

(1)	The total number of shares of Common Stock outstanding used in calculating this percentage is 20,051,506, which is the sum of (a) 17,815,335, the number of shares outstanding as of March 9, 2015, plus (b) 2,236,171, the number of shares underlying the units that were redeemed on March 10, 2015.
(2)	Includes 258,705 shares of Common Stock owned by Mr. Roberts’ spouse; Mr. Roberts disclaims beneficial ownership of those shares.

(b)      Except as noted in footnote (2) above and pursuant to the Governance and Voting Agreement (defined below), Mr. Roberts owns all shares and units directly.

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(c)      In the past sixty calendar days, starting with the most recent date, Mr. Roberts has acquired shares of Common Stock on the dates, in the amounts and for the prices shown on the following table.

Date of Transaction	Type of Transaction	Number of Shares	Price Per Share ($)

3/10/15	Redemption	2,236,171	—
3/10/15	Acquisition	2,236,171	—
12/30/14	Contribution	702,276	—
12/30/14	Acquisition	702,276	—

(d)      No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities.

(e)      Not Applicable.

Item 6.      Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Stock Purchase Agreement

On November 19, 2014, A-III Investment Partners LLC, a Delaware limited liability company (“A-III”), entered into a Stock Purchase Agreement with the Issuer and the operating partnership. Under the Stock Purchase Agreement, the Issuer agreed to issue and sell, and A-III agreed to purchase, a number of Common Shares equal to $12.0 million divided by a purchase price per share to be determined pursuant to a formula specified in the Stock Purchase Agreement. The Stock Purchase Agreement also required the Issuer to issue to A-III, at the closing of the purchase and sale of the Common Shares, warrants (the “Warrants”) to purchase an additional number of Common Shares equal to $38.0 million divided by the same purchase price per share paid by A-III for the purchased Common Shares, for an aggregate purchase price of $38.0 million. Pursuant to these provisions, at a closing held on January 30, 2015, the Issuer issued (and A-III acquired) 8,450,704 Common Shares and warrants to purchase an additional 26,760,563 Common Shares. Pursuant to the Stock Purchase Agreement, the Issuer may be required to issue additional Common Shares to A-III pursuant to a post-closing adjustment mechanism. If that post-closing adjustment is triggered, the number of Common Shares issuable upon exercise of the Warrants also will be increased. The terms on which the Warrants may be exercised are set forth in a warrant agreement (the “Warrant Agreement”) entered into by A-III and the Issuer at the closing held on January 30, 2015.

At the closing of the purchase and sale transaction provided for in the Stock Purchase Agreement, Charles S. Roberts also entered into the following agreements:

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Governance and Voting Agreement

The Issuer, A-III and Charles S. Roberts, entered into a Governance and Voting Agreement (the “Governance and Voting Agreement”), that, among other things, provided for the re-constitution of the Issuer’s board of directors immediately following the closing under the Stock Purchase Agreement, for Mr. Roberts to vote his shares in favor of certain proposals approved by the Issuer's board of directors, and certain other related matters. Under the terms of the Governance and Voting Agreement, the Issuer's board is composed of seven directors, including two persons affiliated with A-III, four new independent directors designated by A-III and Mr. Roberts. A-III will maintain its rights to designate two directors and to nominate four independent directors only if A-III and its members, and their respective affiliates, collectively maintain continuous beneficial ownership of an aggregate of at least 100% of the shares of Common Stock initially acquired by A-III at the closing under the Stock Purchase Agreement.

Under the terms of the Governance and Voting Agreement, the Issuer and A-III agreed to nominate Mr. Roberts for re-election to the board at any meeting of the shareholders of the Issuer held after the closing under the Stock Purchase Agreement and before the first anniversary of the closing under the Stock Purchase Agreement to consider a vote on the election of directors of the class in which Mr. Roberts serves, and not to take any action that is designed to interfere with his election or re-election to the board during such one-year period. Mr. Roberts agrees to resign from the board immediately upon the first to occur of the following two events: (a) if he fails to continuously maintain beneficial ownership of at least 1,100,000 shares of Common Stock (subject to adjustment for stock splits, stock dividends and other similar adjustments to the shares of Common Stock) and (b) the first anniversary of the closing date under the Stock Purchase Agreement.

From and after the closing under the Stock Purchase Agreement, A-III and Mr. Roberts agreed to vote in favor of the election or re-election, as the case may be, of the directors designated by the parties under the Governance and Voting Agreement. A-III’s voting obligations with respect to the election of Mr. Roberts as a director will only apply while Mr. Roberts has the right to be nominated for election as a director, and Mr. Roberts’ obligations with respect to the election of the two A-III designees and the four independent directors will terminate upon the first to occur of the termination of Mr. Roberts’ right to be nominated for election as a director and Mr. Roberts’ resignation from the board.

Mr. Roberts agreed to vote all shares of the Issuer’s capital stock beneficially owned by him and entitled to vote in favor of any resolution or proposal approved by a majority of the independent directors and recommended by the board for approval by shareholders of the Issuer, provided that his voting obligations will expire upon the first to occur of the termination of his right to be nominated for election as a director and his resignation from the board.

Charles S. Roberts may be deemed to comprise a group with A-III within the meaning of Section 13(d)(3) of the Securities and Exchange Act of 1934, as amended, due to the voting arrangement contained in Governance and Voting Agreement as described above.

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Employment Agreement

At the closing under the Stock Purchase Agreement, the Company and Mr. Roberts entered into an Employment Agreement (the “Employment Agreement”), pursuant to which Mr. Roberts will serve as an Executive Vice President of the Company for one year from the date of the agreement, or until the sale of all four of the Company’s existing land parcels (North Springs, Northridge, Highway 20, and Bradley Park) is completed, if earlier. Mr. Roberts will be responsible for the marketing process for these properties, including positioning the properties for sale, identifying buyers, and negotiating terms of sale that are customary for similarly situated properties. All sales of any existing land parcel will be subject to approval by the Company’s board of directors, including by a majority of the independent members of the board.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 17, 2015

CHARLES S. ROBERTS

/s/ Charles S. Roberts
Signature

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